[United Natural Foods, Inc. Letterhead]

                                                                October 31, 2003

By Edgar

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   United Natural Foods, Inc.
            Registration Statement on Form 8-A
            File No. 001-15723
            Filed March 2, 2000

Dear Ladies and Gentlemen:

      United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby requests the withdrawal of the above-referenced registration statement relating to its Preferred Shares Purchase Right, including all exhibits thereto, which was erroneously filed under section 12(b) rather than section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company filed a corrected registration statement relating to its Preferred Shares Purchase Right under section 12(g) of the Exchange Act on September 2, 2003 (file number 000-21529).

      Should you have any questions regarding the foregoing, please feel free to contact our counsel, Paul V. Rogers of Covington & Burling, at (202) 662-5592.

                                                   Sincerely,


                                                   /s/ Rick D. Puckett


                                                   Rick D. Puckett
                                                   Chief Financial Officer